SCHEDULE A

Series or Fund of Advisors Series Trust	Annual Fee Rate

Chase Growth Fund	0.75% of average net assets

As Amended:  January 26, 2007

Approved by:

ADVISORS SERIES TRUST	CHASE INVESTMENT COUNSEL CORPORATION

/s/ Douglas G. Hess	/s/ Derwood S. Chase, Jr.
Douglas G. Hess, Treasurer	Derwood S. Chase, Jr., President